NXT’s Code of Conduct & Business Ethics

NXT Energy Solutions Inc.’s (“NXT” or “the Company”) goal is to be a highly respected, premiere geophysical service provider to the global oil & gas exploration industry.

A company achieves success for a number of reasons, most of which are directly attributable to the quality and integrity of its people. As NXT operates in many unique international markets, we expect and require all of our employees, executive, Board of Directors, consultants, advisors and independent agents to follow the highest standards of business practices and ethics.

NXT’s Code of Conduct & Business Ethics is an integral part of NXT’s Employee Handbook, and includes such guiding principles as:

•	Observe respect for others (including all of our employees, clients, service providers and others)
•	Maintain a high standard of workplace health and safety
•	All business conducted on behalf of NXT must ensure compliance with all applicable laws and regulations, and respect for local customs
•	Strictly maintain the confidentiality of client data and plans, as well as NXT proprietary information

A Code of Conduct & Business Ethics cannot cover every possible situation or contingency, but is intended to alert all of our employees, consultants and service providers to areas where special awareness and care are required. If anyone finds themselves in a situation where they are uncertain as to the correct course of action, they should seek the counsel of their manager, or if that is not appropriate, then NXT senior management or even outside legal counsel.

“Whistle-blower” Policy

NXT has established a formal policy to be followed in the event that an NXT employee, consultant, service provider, client or any third party becomes aware of an instance of actual or potential non-compliance with NXT’s Code of Conduct & Business Ethics.

Should you feel that NXT management has not or will not address your issues or concerns related to actual or potential non-compliance with NXT’s Code of Conduct & Business Ethics, or if you deem it appropriate to bypass management, you should feel free to submit your concerns directly in writing (you are also welcome to submit it on an anonymous basis) by mail or email to NXT’s designated “whistle-blower”, which is the independent Chairman of the Audit Committee of the NXT Board of Directors.

via email	via mail or fax

JohAgee@aol.com	John Agee (NXT Energy Solutions)
c/o Tom Valentine
Norton Rose Fulbright LLP
Suite 3700, 400 3rd Avenue SW
Calgary, Alberta, Canada T2P 4H2
Fax 403-264-5973

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The following is an overview of the main components of NXT Code of Conduct and Business Ethics, which is detailed further in the following sections below:

Business Ethics

Conflicts of Interest

Hiring & Employment Practices

Business Ethics

a.	Lawful and Ethical Behaviour

As an NXT employee, consultant or agent, you are expected to behave in a lawful and ethical manner at all times. It is your responsibility to promote high standards by conducting your affairs in a clearly ethical fashion. Whether you are doing business locally, or internationally, as a representative of NXT you are required to obey all applicable local laws and regulations. A violation of these standards can subject you to penalties ranging from a reprimand to dismissal, and in extreme cases, civil or criminal charges, potentially leading to imprisonment.

Wherever NXT operations, as a representative of NXT, we must always respect and conform to each country’s unique customs and business practices, and follow the local laws and regulations.

b.	Corporate Compliance

As an NXT employee, consultant or agent, you are expected to do everything in your power to prevent the occurrence of unethical or unlawful behavior. Upon discovering such a situation, you must halt any such behaviour that may occur as soon as reasonably possible after its discovery, and report it to the appropriate manager or officer of NXT. Individuals who fail to exercise appropriate judgment, while either committing the infraction, or being privy to it, will be disciplined accordingly.

c.	NXT Financial Records and Other Reports

When preparing business related documents, you are required to take special care to make sure that they are accurately and completely prepared and reviewed. Whether they are intended for internal or external use, you must ensure the following:

•	No false or misleading entries or failure to make required entries shall be permitted for any reason. This critical responsibility applies to employees who review and approve reports as well as those who are involved in their preparation;
•	The documentation evidencing each transaction and each payment on behalf of the Company shall fairly represent the nature of such transaction or the purpose of such payment;
•	Generally accepted accounting principles and controls apply, as outlined by the relevant governing bodies.

If you should become aware of questionable accounting, accounting controls or auditing matters related to the financial records or financial statements of NXT, you should address your concerns with management and document the issue. Management is then to communicate the issues to NXT’s Audit Committee. Management shall immediately investigate the issue and provide you with results of the investigation.

d.	Bribery, Kickbacks and Other Illegal Acts of Corruption

It is unethical and illegal for you to give (or make a promise to give) anything of value to, or receive anything of value from a supplier, investor, government official, joint venture partner, customer or customer prospect (or their employees, contractors, consultants and advisors thereto), or any other person who has influence on any business outcome or pending decision affecting NXT.

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Accepting anything of value from any of the above-mentioned parties to foster favorable treatment for you, NXT or the other party, or in return for favorable treatment, is in direct violation of NXT policy.

Bribery of government officials or representatives of a client or client prospects in any country is strictly against NXT policy, even if refusal to make such a payment would result in NXT losing a business opportunity. In addition, NXT representatives must be aware of and comply with laws which make it illegal to bribe officials of other countries, such as the USA Foreign Corrupt Practices Act, and the Canadian Corruption of Foreign Public Officials Act.

e.	Gifts and Entertainment

The general purpose of gifts and favours in a business context is to create goodwill. If they do more than that, and have the potential to unduly influence judgment, to take action which would favour NXT or the other party, or create a feeling of obligation, you should not give or accept them. You are also prohibited from accepting non-monetary, unsolicited gifts unless:

•	They are items of nominal intrinsic value; or
•	They are low cost advertising and promotional materials, clearly marked with company or brand names (ex. golf shirts, etc).

It is unethical and against NXT policy for you to solicit any form of entertainment (dinner, theatre events, sporting events, etc.) from a supplier, investor, joint venture partner, or any other person with an interest in a business related outcome. You may occasionally accept or give unsolicited entertainment, so long as it arises out of the ordinary course of business; involves reasonable (modest, not lavish) expenditures; does not in any way obligate the recipient; and takes place in appropriate settings.

Conflicts of Interest

Conflicts of interest result from situations or activities that may benefit the employee by virtue of his / her position with or at the expense of the Company. NXT has the right to expect undivided loyalty from its employees, therefore you must avoid situations where your personal interests could conflict with, or even appear to conflict with, the interest of the Company.

a.	Personal Financial Interests

You should avoid any outside financial interests that might conflict with the interests of NXT or its customers. This might include for example:

•	Personal or family financial interests in or indebtedness to enterprises that have business relations with NXT and its customers;
•	Acquiring any interest in outside entities, properties, etc., in which NXT has an interest or potential interest. This would include stock in businesses being considered for acquisition, or real estate at or near possible new or expanded Company facilities. This prohibition also extends to “tips” to people outside the Company.
b.	Outside Activities

Without specific written approval from the President and/or CEO, NXT employees are not to serve as directors, officers, partners, employees, consultants, agents or representatives of business concerns that are organized for profit (other than those affiliated with NXT). The purpose of this prohibition is to avoid outside employment or activities that would impair employees’ job performance either because of excessive demands on their time, or because the outside commitments can be contrary to their obligations to NXT.

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c.	Insider Trading

Insider trading is buying or selling stock while possessing inside information. Employees who know any “material” information about the Company that has not been disclosed to the public (“inside information”) may not buy or sell NXT stock until a “reasonable time” (defined as a minimum of 2 full business days) has passed after the information has been disclosed to the public, which is normally in the form of a news or press release which is formally issued by NXT on a newswire service. To determine what is a “reasonable time” in any given situation, queries should be directed to the Chief Financial Officer or the Compliance Officer.

A “blackout” period prohibiting any Insider trading may be imposed periodically by NXT, such as for prior to the release of scheduled quarterly and year-end financial results (for at least 10 full business days prior to the SEDAR filing of same), and prior to news releases related to other significant developments (such as securing new revenue contracts).

Material information is any information that an investor might consider important in deciding whether to buy, sell or hold securities such as common shares of NXT. Such information includes financial results; financial forecasts; changes in dividends; possible mergers, acquisitions, divestitures or joint ventures; and information concerning significant discoveries, important product developments, major litigation developments, and major changes in business directions.

Information is considered to be non-public unless it has been adequately disclosed to the public - i.e. by way of public filings with securities regulatory authorities (such as SEDAR in Canada, and EDGAR in the USA), issuance of Company press releases, and may also include Company meetings with members of the press and the public.

The trading of NXT stock and other securities in the market by an employee, based upon material, non-public information, or by others who have acquired material, non-public information from the employee, is prohibited and subjects the user of such information to legal risks, including civil or even criminal penalties, and could prove embarrassing and harmful to the individual and to the Company.

All employees must exercise caution not to disclose inside information to outsiders, either intentionally or inadvertently, under any circumstances, whether at meetings held as part of your business duties or at informal after-hours discussions. In addition, employees can be legally liable if someone outside the Company trades in Company stock based on a “tip” of inside information given by an employee. NXT policy forbids giving confidential information about the Company to outsiders except under limited circumstances as approved by legal counsel. Specific additional legal restrictions on Company stock trading apply to NXT corporate officers and directors, who have been furnished with detailed explanations of these restrictions.

Only authorized officials of the Company are permitted to respond to inquiries for Company information from the media, the financial community, investors and others, and employees are to promptly refer all such inquiries to senior management of the Company. If you have any questions regarding whether certain information is material or if it has been adequately disclosed to the public and the market, you must contact the Corporate Compliance Department, and abstain from trading NXT stock or other securities, or disclosing such information to people outside the Company until you have been informed that the information is not material or has been appropriately disclosed. Severe civil and criminal penalties can be imposed on individuals and corporations convicted of violations.

d.	Dealing with the Media / Press and Other Parties

If someone outside the Company, such as the news media or a securities regulator, a stock broker or analyst, or investor, asks you questions, either directly or through another, do not attempt to answer. Obtain the name of the person making the inquiry and immediately notify NXT’s CEO or other Senior management. This will help ensure that all inquiries receive appropriate and consistent responses.

e.	Company Sensitive or Private Information

NXT possesses a substantial amount of information which if disclosed could be damaging to the Company or its customers and potential customers (e.g. SFD technology, results of SFD surveys, etc.) NXT’s employees and advisors must be careful to guard against accidental disclosure through conversations which might be overheard in public places such as restaurants, airplanes, trains and elevators.

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NXT’s information protection policy also extends to maintaining security over company related emails, and computers, and other electronic devices (cell phones, disk drives, etc) that are in your possession.

Hiring and Employment Policies

a.	Open Door Policy

NXT has an “Open Door Policy” which is key in cultivating an atmosphere of trust and respect. Because this provides for a more productive work environment, all senior level management, including the Chief Executive Officer, board members, and all officers of the Company, encourage you to present any suggestions, concerns, problems or complaints to them personally. If an issue does arise, you are encouraged to bring it to someone’s attention in a timely manner, so it can be better dealt with.

There will be no retaliation against you (blatant actions such as firing, demotion, public attacks, etc) for raising what you believe to be an honest concern that was raised in good faith.

b.	Fair Employment Practices

In today’s corporate world, diversity is not only welcomed, it’s critical in maintaining a productive, competitive work environment. NXT has chosen its employees based strictly on their skills, knowledge, and ability to do the job they were hired for. As a business comprised of talented and diverse team members, NXT is committed to the fair and effective utilization of all employees without regard to race, colour, religion, national origin, sex, sexual preference, age, or disability unrelated to ones’ ability to do the job.

NXT believes that equal opportunity is extremely important in every aspect of hiring, training, working conditions, benefits, compensation practices, and employment functions (including promotion, demotion, discipline, transfer, termination and reduction in work force).

NXT steadfastly requires all of its employees to treat each other, regardless of title or position, with the fairness and respect necessary to maintain a diverse place of employment that encourages each person to contribute to her or his fullest potential. Managers are responsible for implementing this policy and communicating it to you and all NXT employees.

c.	Harassment

Everyone has the right to work in an environment free from harassment. NXT will not condone or tolerate any form of harassment towards any employee, applicant for employment, supplier, or any individual on NXT property for any reason, on the basis of race, ancestry, place of origin, ethnic origin, colour, citizenship, creed, sex (including pregnancy and childbirth), age, record of offences, marital status, sexual orientation, family status, physical or mental disability, or other legally prohibited grounds.

All management (including NXT’s Board of Directors, the Chief Executive Officer, and all other officers), are required to support and enforce this policy, and to comply with the law in preventing and in dealing with harassment. The above-mentioned personnel who do not take the necessary actions to prevent and/or stop these situations from occurring may be found personally responsible. If an NXT employee engages in behaviour that constitutes harassment, they will be subject to discipline, up to and including immediate discharge.

NXT defines harassment as any form of harassment that occurs at the workplace, or in any location that can reasonable be regarded as an extension of the workplace. (e.g. an offsite meeting place, social event, travel, customer location).

Harassment is any behavior (all form of conduct including the spoken and written word) that is, or that a reasonable person would know to be, insulting, intimidating, humiliating, hurtful, malicious, degrading or otherwise offensive to an individual or group of individuals. Harassment is behavior that creates an uncomfortable work environment.

Harassment can also be any unwelcome physical, visual or verbal conduct. It may include verbal or practical jokes, insults, threats, personal comments or innuendo. It may take the form of posters, pictures or graffiti. It may involve touching, stroking, pushing, pinching or any unwelcome physical contact, including physical assault. Offensive attitudes (e.g. a condescending approach that undermines another person’s self respect), leering or similar gestures may also constitute harassment.

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If you are affected by unlawful harassment as outlined above, you are encouraged to file a complaint and engage in an administrative process free from bias, collusion, intimidation or retaliation.

d.	Sexual Harassment

It is strictly forbidden by NXT policy for any person on NXT premises, whether or not employed by the Company, to engage is any verbal or physical conduct that could be construed as sexual harassment. This form of harassment can be either physical or verbal and is any form of unwelcome sexual behaviour or innuendo. It includes unwelcome sexual advances, requests for sexual favours or other verbal or physical conduct of a sexual nature when:

•	Submission to such conduct is made either implicitly or explicitly a condition of employment or continued employment;
•	Submission to, or rejection of such conduct is implicitly or explicitly used as a basis for any employment decision such as promotions or salary increases;
•	It is being made by a person in a position to offer or deny a benefit or advancement to the person;
•	Such conduct interferes with, or is intended to interfere with, the employee’s work performance, or when
•	It creates an intimidating, hostile, offensive or uncomfortable work environment.

Sexual harassment can be either blatant or subtle, direct or indirect. The intent of what is said, done, or implied is not as important as how it is received and perceived by the recipient. Both men and women can be harassers or victims. Sexual harassment can be either heterosexual or homosexual.

If you are affected by unlawful harassment as outlined above, you are encouraged to file a complaint and engage in an administrative process free from bias, collusion, intimidation or retaliation.

Please see Appendix I of this Code of Conduct for the suggested Complaint Procedure.

e.	Recruiting, Selection & Hiring Policies

NXT provides equal opportunity to all applicants solely on the basis of their qualifications. Candidates are selected in a non-discriminatory fashion for purely professional reasons. NXT will comply with all Federal, Provincial, and State laws and regulations concerning wages, hours of work, facilities, work environment, privacy of personal information and all other conditions of employment. It is against NXT policy to seek the services of anyone for the purpose of obtaining trade secrets or proprietary information, or to hire applicants for positions that would encourage a violation of their duty to respect the confidentiality of proprietary information of their former employer.

NXT will begin outside recruiting activity only after completing a good faith search that determines there are no qualified candidates available internally. The Company may re-hire former NXT employees if the employee left the Company voluntarily, including lay-off due to cost reduction efforts. In the case that a former NXT employee has worked for an NXT competitor, the legal situation around the circumstances will be assessed before an offer of employment is made. NXT will not re-hire an individual that has formerly left the Company on an involuntary basis such as termination resulting from performance problems or disciplinary action.

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Appendix I

Complaint Procedure

1.	If you are in a position where you feel someone is harassing you, and you are comfortable enough to confront them, or there is some ambiguity surrounding the alleged harasser’s intentions, you have the option of discussing it with them first, potentially neutralizing the situation.
2.	If you are not comfortable confronting the individual, or you do not feel that there is any ambiguity with respect to the individuals intentions, you may file an oral or written complaint of harassment with the Human Resource Department (or Office Manager) or your immediate manager.
3.	When reporting an occurrence of harassment, you should do the following:
a.	Document the details of the occurrence;
b.	Continue to report to work;
c.	Identify a witness if applicable;
4.	Any complaint of harassment shall be acted upon following receipt of the complaint.
a.	Any individual, witness, volunteer or other employee, may submit complaints.
b.	Complaints will be handled with absolute confidentiality.
c.	Any supervisor who has knowledge of unlawful harassment shall take immediate, appropriate action and document the actions. This may include some or all of the following:

                                                               i.      Evaluation of the situation;

                                                              ii.      Investigation of the facts surrounding situation;

                                                            iii.      Dialogue with all involved parties;

                                                            iv.      Resolution of the complaint.

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Appendix II

Policy on Confidential Information

When conducting business, many employees and consultants may become privy to confidential or “inside” information about NXT and its subsidiaries, information about present and prospective exploration activities of NXT or its customers, and its stockholders and employees.

Employees / consultants who possess such confidential information must understand that it has been given to them for an express business purpose, may be disclosed only on a need-to-know basis, and used only for a proper business purpose. Discretion should be used when confidential information is disclosed and it should never be disseminated to unauthorized persons, whether intentionally or inadvertently.

Misuse of confidential information can result in the imposition of civil or criminal liability, and resulting sanctions or penalties against both NXT and the individual responsible for misusing such information.

Confidential information can be defined as any non-public information concerning NXT’s business or prospects, or its securities or the market for securities, that might be considered important in deciding whether to buy or sell NXT’s securities. Confidential information is considered “public” only after it is released by NXT through normal media outlets or filed with the relevant securities commissions (ex. SEC and ASC), and there is adequate time (usually at least 2 full business days) for it to be circulated / disseminated and absorbed by investors and the marketplace.

Some examples of confidential information include:

  Discussions, proposals or agreements for a significant merger, acquisition or divestiture;
  Quarterly or annual earnings information, including estimates and revisions;
  Threatened litigation or administrative actions, or material developments in such matters;
  Significant new contracts or projects;
  Status of wells being drilled:
  Research and development programs;
  Business strategies;
  Changes in key members of management;
  Changes in debt ratings, stock splits, and;
  Changes in dividend policies.

Media

NXT’s Chief Executive Officer (“CEO”) is responsible for NXT’s relationships with the media. All inquiries from these sources, regardless of the topic, must be promptly referred to the CEO, without comment. In addition, the CEO should be advised of any anticipated inquiries.

Shareholders and the Public

NXT’s CEO and the Board of Directors are responsible for NXT’s relationships with shareholders. All inquiries from shareholders about the shares of the Company must be referred to the CEO.

Insider Trading

US and Canadian securities laws prohibit the trading directly or indirectly in securities on the basis of confidential information; revealing such information to others who may trade in the securities; and recommending the purchase or sale of securities based on confidential information.

This applies not only to NXT securities but to any company’s securities that are publicly traded.

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These prohibitions are sometimes referred to as the “insider trading rules” and apply to persons regardless of their position within a company or whether or not they are employed by the company to which the confidential information pertains.

To avoid violations of the insider trading rules:

  Do not trade in the securities of NXT or any other company (including NXT’s customers or suppliers) while in possession of confidential information. This includes selling shares obtained through the exercise of stock options, though you may exercise an option to acquire shares, without selling the shares so acquired.

  Exercise due care in protecting the confidential information. Avoid casual conversations in public areas and store files containing confidential information in secure locations.

  Immediately report any disclosure of confidential information, whether inadvertent or otherwise, to the CEO.

If you have questions as to whether or not information you may have is confidential, you are encouraged to consult with senior management of the Company prior to engaging in any securities transaction, in order to avoid any coincidence of timing that may, in retrospect, present an appearance of impropriety.

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Certification of Compliance -

Code of Conduct & Business Ethics

NXT Energy Solutions Inc. (“NXT”)

By signing below, I hereby acknowledge that:

•	I have been provided a copy of NXT’s current Code of Conduct & Business Ethics,
•	I understand its contents, and have had sufficient opportunity to consult with fellow NXT employees, NXT senior management, or independent counsel to clarify any matters which were unclear to me,
•	During the period from my start date with NXT to the date hereof, I have not violated and policy, rule or procedure, except as disclosed to management (attach a statement if applicable),
•	I will observe and comply with the terms of NXT’s Code of Conduct & Business Ethics, and
•	If any change occurs which would require a different answer or statement for the same or any subsequent period, I will promptly file a supplemental report to bring this certification up to date.

Name (print)

Signed

Date

Please return this signed form on a timely basis to the attention of NXT’s Chief Financial Officer.

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